

July 10, 2012

<u>Via E-Mail</u>
Tom Griffin
Chairman of the Board
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

>   **Re: Santa Fe Petroleum, Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed June 26, 2012**
>   **File No. 333-173302**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Implications…, page 2</u>

1.   Your disclosure added in response to prior comment 1 says that you "have not taken advantage" of the "reduced reporting burdens." Please reconcile this statement with the election that you mention on page 24 and the absence of disclosures like that mentioned in Regulation S-K Item 402(b).

<u>Unregistered Sales…, page 3</u>

2.   Please tell us when you filed the Form D related to the transaction that you did not register based on Regulation D.

Description of Business, page 6

3.   Please address the part of prior comment 3 that asked you to disclose the number of leases subject to the option to purchase under the Lease Acquisition Agreement, whether you have acquired any leases through that Lease Acquisition Agreement, and what are the material terms of the leases you currently could acquire under the Lease Acquisition Agreement. Include in your disclosure of material terms the duration and termination provisions and the drilling and production requirements mentioned on page 14.

4.   Refer to the second paragraph on page 8. Please disclose the "date the Land Bank [w]as formed" that determines the date on which you must complete the acquisitions and repay the loan.

Background, page 8

5.   Prior comment 4 asked that you provide us information; however, you instead added disclosure in your filing, including information regarding numbers of barrels of oil. Please tell us why you believe this disclosure is appropriate, particularly given your responses to prior comments 15-17 and your disclosure on pages 29 and 50 regarding the property being unevaluated. In this regard, please note that we are continuing our evaluation of your responses to prior comments 15-17 and may have further comments when we complete that evaluation and you respond to the comments in this letter.

The Test-Well Site, page 9

6.   Please tell us which section of exhibit 10.4 assigns the agreement to you and establishes the disclosed March 2014 expiration.

7.   Please expand your response to prior comment 9 to tell us the basis for the belief that "…Barnett Shale in the eastern part of the Forth Worth Basin has become one of the largest natural-gas-producing formations in North America."

Participation Agreement for Land Acquisitions, page 10

8.   Please demonstrate to us clearly how your response to prior comment 11 reflects the "additional payment" mentioned on page 10, and tell us who receives the excess net profits represented by the blank in the last paragraph numbered 1 in exhibit 10.3. Also, please revise your disclosure to clarify what you mean by an "unpaid contribution" and to disclose the amount the disclosed formulas would generate if the acquisitions occurred on a recent date, not just the amount you would pay on a hypothetical investment.

9.   We note that your revised your disclosure on page 10 in response to prior comment 11 to state that "LB" will sell "Company" common stock. With a view toward clarified disclosure, please tell us how "LB" will acquire your stock to sell and the amount it will

pay for your stock. Also, please tell us why you continue to disclose on page 7 that "LB" will sell "SFO Stock."

10.   We note your disclosure here and on pages 8 and 28 that the loan to complete the testing of the Barnett Cody #1 well would bear interest at 15% per year. However, we note that Exhibit 10.2 indicates that the loan will bear interest at 50% per year. Please clarify.

Governmental Regulation, page 12

11.   We note your response to prior comment 12 does not address the status of required approvals. Please revise to clarify if you currently have all permits, licenses and other authorizations necessary and to clarify the status of the required approvals.

Reports to Security Holders, page 13

12.   Please tell us when you plan to file the amended Form 10-K mentioned in your response to prior comment 13.

Risk Factors, page 14

13.   Please expand your response to prior comment 2 regarding the Baby All business before the exchange to provide us your analysis of the materiality of any liability that you might incur for the disclosures about the company's business in your Form S-1 that became effective in January 2012 or for any potential non-compliance with Rule 419 in connection with the offering described in that registration statement.

Pursuant to the recently enacted JOBS Act, we may take advantage…, page 24

14.   Your use of the term "may" in the caption and text of the risk factor referring to compliance with accounting standards suggests to investors that you have the option of choosing which new or revised standards to adopt. Please refer to Section 107(b)(2) of the JOBS Act and the guidance in Question and Answer 7 of the JOBS Act Frequently Asked Questions available on the Commission's web site, and revise your document accordingly.

Liquidity and Capital Resources, page 27

15.   Please quantify the amount of the initial payment mentioned in exhibit 10.2 and describe when the payment is due and the source of funds that you will use for the payment.

Security Ownership, page 29

16.   Refer to your response to prior comment 21. Please note that the last sentence of Rule 13d-3(d)(1)(i) provides that subject securities underlying options, warrants, rights or

conversion privileges are deemed outstanding for purposes of computing the ownership of the holder but not for the purposes of computing the ownership of other persons. Based on footnote 4 to your table on page 30, it appears that you have deemed the shares underlying warrants to be outstanding for purposes of all holders. Please revise your disclosure to be consistent with the requirements of Rule 13d-3 and the last sentence of Regulation S-K Item 403(b).

Directors and Executive Officers, Promoters and Control Persons, page 31

17.   Your response to prior comment 6 appears to address only the status of some of the companies named in the last paragraph on page 31. Please tell us the status of Santa Fe Texas, LLC and all of the companies – other than the accounting firm – named in the last paragraph on page 31. Include in your response whether the companies you identify as "publicly traded" have filed all required reports with the Commission.

18.   We note your response to prior comment 22 and your added disclosure regarding Mr. Nelson's position as Vice President of Santa Fe Petroleum, Inc. Please clarify the business of Santa Fe Petroleum, Inc. Additionally, although we note your disclosure on page 32 that the company is currently unrelated to you, please tell us about any past relationships between that company and you and your affiliates other than Mr. Nelson's role as Vice President, whether those relationships present a conflict of interest with the business of the registrant, and whether the existence of a company with the same name as the registrant presents a material risk that you should disclose to investors. Also reconcile the statement that the company is unrelated to you with your disclosure on page 34 that the company is owned by companies controlled by your principal stockholder.

Executive Compensation, page 33

19.   Please revise the disclosure added in response to prior comment 24 to clarify who you mean by "the Lender" and whether that entity completed a reverse merger.

Land Banks, page 34

20.   With a view toward clarified disclosure, please tell us the relationships between "SFP Inc" and the registrant before the reverse merger such that "SFP Inc" would be paying the registrant's compensation and legal expenses disclosed in this section. Also provide us this information regarding the relationships between "SFP LLC" and the registrant. In addition, please disclose (1) the uses of the loans, not just "the majority" of the uses, and (2) the repayment terms, including the due date and interest rate.

21.   Please reconcile your disclosure that you pay rent to a related party of $1,500 per month with your disclosure that you paid $24,000 from May to December 2011.

22.   Your response to prior comment 26 does not address the concerns raised. Please identify each related person as defined by Regulation S-K Item 404 who will receive proceeds from the sale of the leases, and disclose the amount each person will receive.

Common Stock, page 35

23.   Please reconcile your disclosure in response to prior comment 28 which suggests that all of your outstanding common stock is restricted with (1) the offering mentioned in your registration statement on Form S-1, and (2) your "Recent Sales of Unregistered Securities" disclosure which does not indicate that all of your outstanding securities were issued in unregistered transactions.

Changes in and Disagreements with Accountants…, page 38

24.   We note your response to comment 29.   However, it is unclear how you have two auditors of record after the reverse merger. In that regard, tell us which audit firm has been engaged to review your Form 10-Q for the quarter ended June 30, 2012; and, please file Item 4-01 disclosure on Form 8-K for the audit firm that will not continue. Please also note that the Item 4-01 change of auditor disclosure is required regardless of which of the two firms you select to continue as your auditor.

Financial Statements and Exhibits, page 38
Note 1. Nature of Operations, page 45

25.   We note your response to comment 30. However, the basis for your conclusion regarding the completeness of the periods presented in your financial statements remains unclear. Accordingly, please respond to the following:

- Clarify the actual date of formation for Santa Fe Operating, Inc. (SFO). In that regard, the notes to financial statements indicate that SFO was formed in May 2011 while page nine of your filing indicates that SFO was formed in 2010.
- We see that you incurred more than $500,000 in operating expenses during the period from May 11, 2011 to December 31, 2011. Accordingly, more fully explain to us the basis for your statement that there would be no income statement or cash flow statement impact if predecessor financial statements were provided in your filing.
- Provide us a roll-forward of the carrying amount of the asset reported for the unevaluated oil and natural gas property, as reported in your balance sheet, from the date drilling occurred in 2009 to December 31, 2011. The roll-forward should describe and show the date and amount of significant transactions increasing or decreasing the carrying amount. Also, show us the principal components of the asset as reported in your most recent balance sheet.

Note 5. Unevaluated Oil and Natural Gas Property, page 50

26.   As the capitalized costs related to your unevaluated oil and gas property were incurred as early as 2009, please expand your disclosure to describe the factors you have relied upon in concluding that the reported asset is not impaired. Also, clarify how continued capitalization is consistent with the related accounting policy disclosed on page 46. Refer to FASB ASC 932-235-50-16.

Exhibits

27.   Regarding your response to prior comment 33, please:

- file the final, complete, signed and dated Lease Acquisition Agreement,
- file the agreements with related parties mentioned on page 34,
- file the final, complete, signed and dated "variety of arrangements with affiliates" mentioned in your document,
- file the warrants held by your affiliates; and
- refer to the guidance in Regulation S-K Compliance and Disclosure Interpretation 146.04 available on the Commission's web site with regard to the oral agreements that you mention in your response.

28.   Please ensure that the exhibits that you file are legible. Also note that you should not present the text of your exhibits as a graphic or image file; see the last sentence of Regulation S-T Item 304(e). We note for example exhibit 10.4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): I. Bobby Majumder, Esq.
K&L Gates